Exhibit 99.70

GRANDVIEW GOLD INC. – "MANAGEMENT’S DISCUSSION AND ANALYSIS"
THREE AND SIX MONTHS ENDED NOVEMBER30, 2010

The following Management Discussion and Analysis (“MD&A”) reviews the financial condition and resultsof operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated GrandviewInc., for the three months ended November 30, 2010 (“second quarter 2011”), the six months ended November 30, 2010 (“six-month period 2011”) and its financial position as at November 30, 2010. The MD&A should be read in conjunction with Grandview’s audited annual consolidated financial statements and related notes, as at May 31, 2010. The comparative reporting periods are the three months ended November 30, 2009 (“second quarter 2010”) and the six months ended November 30, 2009 (“six-month period 2010”).

Grandview’s financial statements were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”), which affects the Company, is contained in Note 13to the interim consolidated financial statements for the second quarter 2011.

Additional information relating to the Company and subsequent press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online at www.sedar.com, or at the Company’s website at www.grandviewgold.com

The Company’s shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “GVX”. Grandview also publicly lists its securities on the NASDAQ OTC Bulletin Board, under the symbol “GVGDF”.

This MD&A was prepared on January 14, 2011.

Forward Looking Statements

This MD&A includes certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

OVERALL PERFORMANCE

Overview and Corporate History

Grandview is a mineral exploration company focused on creating value for shareholders by exploring and, if warranted, developing properties of merit for the mining of precious metals and is currently active in Peru and the province of Ontario in Canada.

Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS).

Grandview subsequently decided to return to mineral exploration and mining during 2004, after putting a new management team in place and identifying an exploration property of merit with a geological report in accordance with National Instrument 43-101.

Activities during the second quarter 2011 and six-month period 2011

The Company continued with pre-development and other fieldwork activities at its Giulianita property in Peru. The Company also met extensively with the local community to gain the necessary approvals and community involvement for the project.

Management and the Board believe that the financing of the Giulianita project in Peru is aligned with the enhanced corporate strategy of aggressively pursuing potential cash-flow opportunities and that such small-scale mining opportunities represent an excellent base upon which to both lessen the Company’s dependence on the capital markets and generate its own exploration funds.

Activities subsequent to the second quarter 2011

On January 4, 2011, the Company closed a non-brokered private placement with the MineralFields Group. This placement resulted in the issuance by the Company of a total of 8,066,666 flow-throughunits in the capital of the Company at a purchase price of $0.075 per flow-through unit for gross proceeds to the Company of $605,000. Each flow-through unit consists of one commonshare of the Company issued on a flow-through basis and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share of the Company on a nonflow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the secondtwelve months.

In connection with this placement, the Company paid eligible persons a cash fee of 6.0% of thegross proceeds raised through each finder under the offering and also issued finder's warrants equal to 7.5% of the total number of flow-through units placed by such finders. Each finder's warrant entitles the holder to acquire one unit with each finder's unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one warrant on the same terms as above, expiring December 31, 2012. On closing, theCompany paid $36,300 in cash fees to the finders and issued 604,999 finder's warrants to the finders. Inaddition, the Company also paid a cash diligence fee of $10,255 in connection with the placement.

Properties and Projects

The Companyfocused its fieldwork and exploration activitieson the Giulianita Property during the second quarter 2011 and six-month period 2011.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion, has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement.

Efforts focused on negotiations with various communities for surface access rights to the project area and working with local community groups, government groups and consulting engineering groups in advance of surface exploration work.

During the second quarter 2011 and six-month period 2011, the Company spent $108,956 and $205,742 respectively on preliminary exploration and fieldwork and property acquisition costs, compared with $32,225 and $87,476 respectively for the second quarter 2010 and six-month period 2010.Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to November 30, 2010 were $481,546.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”).

Grandview has a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”).

April 28, 2010 Grandview acquired the final 40% interest in ten (10) unpatented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”) from joint venture partner EMCO Corporation S.A. (“EMCO”) and eliminated all net smelter royalties previously due to EMCO under the terms of the original agreement. The Company negotiated the acquisition of two additional unpatented mining claims and two patented mining claims, and reduced the net smelter royalty on the Sanshaw-Bonanza Property to 0.375% as part of an overall property position.

Exploration costs of $Nil and $1,353respectively were incurred during the second quarter 2011and six-month period 2011 on the Red Lake Properties (second quarter 2010: $195,595; six-month period 2010: $264,378). Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to November 30, 2010 were $3,875,320.

Results of Operations

Second quarter 2011

Grandview incurred a net loss of $87,967 for the scond quarter 2011, compared with $107,679 for the second quarter 2010. Professional fees of $10,996 for the second quarter 2011 compares with $47,976 for the second quarter 2010, accounting for the variance.

Cash flows used in operating activities for the second quarter 2011 of $140,233 compares with cash provided by operating activities of $119,243 for the second quarter 2010. The reason for the variance is attributable predominantly to positive working capital variances related to the second quarter 2010.

Six-month period 2011

Grandview incurred a net loss of $172,225 for the six-month period 2011, compared with $570,719 for the corresponding period last year. The reason for the variance is attributable to share-based payment expense of $368,500 recorded during the six-month period 2010.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
	2010	2010	2010	2010
Revenue	$0	$0	$0	$0
Expenses	88,330	84,321	135,455	176,465
Net loss	(87,967)	(84,258)	(106,941)	(202,743)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Cash flows provided by / (used in) operating activities	(140,233)	(108,595)	(76,904)	(373,500)
Cash and cash equivalents & short-term investments, end of period	993,568	1,251,189	1,457,861	1,754,330
Assets	5,442,629	5,565,995	5,660,623	5,698,180

	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter
	Nov. 30,	Aug. 31,	May 31,	Feb. 28,
	2009	2009	2009	2009
Revenue	$0	$0	$0	$0
Expenses	107,809	460,325	74,970	243,077
Net income (loss)	(107,679)	(463,040)	(6,063,504)	(1,589,709)
Net income (loss) per share	(0.00)	(0.01)	(0.16)	(0.04)
Cash flows provided by / (used in) operating activities	119,243	(65,398)	(70,034)	(112,647)
Cash and cash equivalents & short-term investments, end of period	232,744	324,654	514,086	694,958
Assets	4,093,313	3,934,256	3,999,201	10,094,150

LIQUIDITY AND CAPITAL RESOURCES

Grandview’s working capital on November 30, 2010 was $1,045,216 compared with $1,407,869 on May 31, 2010. The cash and short-term investment balance on November 30, 2010 was $993,568 and $25,163 respectively, compared with cash and short-term investments on May 31, 2010 of $1,432,824 and $25,037respectively.

225,000 stock options were cancelled during the six-month period 2011 (no financial impact).

333,333 warrants were exercised during the six-month period 2011 for gross proceeds of $16,667.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at January14, 2011 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. In this regard, see also the funding raised in the section “Activities subsequent to the second quarter 2011” above. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of shares. As of November 30, 2010, the Company had outstanding 72,763,033 common shares, 26,666,665 warrants and 5,650,000 stock options.As of January 14, 2011, the Company had outstanding 80,829,699 common shares, 31,304,997 warrants and 5,650,000 stock options.

RELATED PARTY TRANSACTIONS

For the second quarter 2011 and six-month period 2011, $37,500 and $75,000 (second quarter 2010 and six-month period 2010: $37,500 and $75,000, respectively) was paid to the President andCEO of the Company for consulting services. Included in this amount was $37,500 (second quarter 2010 and six-month period 2010: $26,250 and 52,750, respectively) capitalized to mining interests.

For the second quarter 2011 and six-month period 2011, $15,000 and $24,000 respectively (second quarter 2010 and six-month period 2010: $12,000 and $21,000, respectively) in consulting fees was alsopaid or accrued to the Chief Financial Officer of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

See description of option agreements under the “Properties and Projects” section.

PROPOSED TRANSACTIONS

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option-pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at November 30, 2010 of $13,477, compared with $13,699 as at May 31, 2010.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the design and effectiveness of the Company's disclosure controls and procedures and assessed the design and effectiveness of the Company's internal controls over financial reporting as of November 30, 2010, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of November 30, 2010, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the second quarter 2011 and six-month period 2011 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

STATUS OF GRANDVIEW’S TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The CICA announced that publicly accountable enterprises would be required to transition from GAAP to International Financial Reporting Standards (“IFRS”), effective January 1, 2011. This mandate is first applicable to interim reporting periods during 2011 and also requires the presentation of comparative financial information for 2010. For this reason, the effective conversion for the Company’s reporting purposes is June 1, 2009, even though full disclosure under IFRS will first be required during 2011.

The Company established an IFRS plan and has tasked a service provider and a professional service firm with developing the transitional reporting under IFRS. The plan calls for four phases, being the scoping and planning phase, the assessment phase, the implementation phase and post-implementation.

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process and includes a project plan, stakeholder analysis and communication plan. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impacts. During the year the Company will prepare an initial diagnostic of the key areas in which adjustments are expected, incorporating an analysis of the transition exceptions and exemptions available under IFRS 1 “First Time Adoption of International Financial Reporting Standards”, as well as an assessment of the accounting policy choices available to the Company upon adoption.

The assessment phase will involve technical analysis that will result in understanding potential impacts, quantification of alternatives where there are accounting policy choices, detailed analysis and decisions taken regarding IFRS 1 exemptions and exceptions available to the Company and the drafting of accounting policies in accordance with IFRS. In addition this will result in identifying resource and training requirements, processes for preparing financial statements, and establishing IT system requirements. The Company intends to disclose its progress in accomplishing this phase in its Management Discussion and Analysis documents during 2010.

During the implementation phase, the Company will apply management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at June 1, 2009 and other transitional reconciliations and disclosure requirements. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS maintaining IFRS competencies through training and development.

Progress on IFRS Transition Plan

The progress to date may be summarized as follows:

Scoping and planning phase – complete.

Assessment phase – substantially complete, expected to be completed by fourth quarter of fiscal 2010.

Implementation phase – in progress, expected to completed by fourth quarter of fiscal 2010.

Post-implementation – Beginning 2011 and thereafter.

To date, the Company’s evaluation of potential changes to accounting policies in key areas are summarized below. The list is in no way intended to represent a complete list of areas where adoption of IFRS will require a change in accounting policies, but does highlight the most significant areas identified to date. Changes and ongoing developments regarding IFRS as developed by the International Accounting Standards Board may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS, but is not anticipated that such changes would require substantial changes to the summary presented below.

First-time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position as at June 1, 2009:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.

  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.

  To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.

  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending August 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1. IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Business

Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s consolidated financial statements to the extent that the value of mineral properties remain unproven. On adoption of IFRS, the carrying value of the unproven mineral properties will be reduced to zero (at the transition date), with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

OUTLOOK

During the second quarter 2011 and six-month period 2011 the company focused efforts on at its Giulianita project in Peru and maintaining its land position in good standing at other project areas. At Sanshaw-Bonanza the Company was able to consolidate and increase it property holdings and reduced the overall net smelter royalty on the property that we believe increases the value of the project significantly. The Company continues to evaluate opportunities in and around its centers of exploration, more specifically Red Lake and Northwestern Ontario. The Company also has been evaluating a number of mining projects in Peru as part of the small mines development strategy that was implemented in 2009.

The Company strategy is to explore for, acquire and develop high grade, small output (15,000 to 35,000 ounce per year) mines and develop low-cost production, cash-flowing gold projects in politically stable environments abroad, in particular Peru. In this regard, the Company is proceeding to develop its Giulianita project in Peru and will be the focus of the Company’s activity over the next 12 months. The Company will also aggressively pursue additional exploration/mining opportunities that fit the designated profile.

RISKS AND UNCERTAINTIES

At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

For a comprehensive overview of the risks to which the Company is or may be exposed, please refer the Company’s Annual Information Form as at May 31, 2010, Item 3.2 “Risk Factors”.

COMMITMENTS AND CONTINGENCIES

The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the unaudited interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the audited consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.